November 9, 2006
Ms. Barbara Jacobs
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	JDA Software Group, Inc. (“JDA”) Response to your letter dated October 12, 2006
Dear Ms. Jacobs:
          We have received your letter dated October 12, 2006 regarding your review of our Form S-3 filed with the United States Securities and Exchange Commission (“SEC”) on September 20, 2006 and our Form 10-K for the period ended December 31, 2005. Enclosed herewith is a marked copy of our proposed Amendment No. 1 to Form S-3 and the requested supplemental information, together with our written response to each comment.
Comment 1. – Form S-3 – Selling Shareholders, page 18. Please briefly describe the transaction on July 5, 2006 in which the selling shareholders acquired the Series B Convertible Preferred Stock. Describe the material terms of the transaction, including the terms for the conversion of the Series B Convertible Preferred shares into common shares. We note the description in your Form 8-K for the same date.
          On April 23, 2006, JDA entered into a Preferred Stock Purchase Agreement providing for the issuance of preferred stock of JDA to funds affiliated with Thoma Cressey Equity Partners (“Thoma Cressey”) for an aggregate purchase price of $50 million (the “Preferred Stock Purchase Agreement”) which was conditioned upon the consummation of JDA’s acquisition of Manugistics Group, Inc. (the “Merger”) and a Registration Rights Agreement, under which JDA has agreed to file a registration statement covering the resale of the shares of common stock underlying the issued preferred stock after the closing of the Merger (the “Registration Rights Agreement”). The obligations of JDA under the agreements entered into with Thoma Cressey described above were conditioned upon the closing of the Merger, which was conditioned upon JDA obtaining a credit facility from a syndicate of banks in order to finance the Merger, retire certain debts of Manugistics Group, Inc. and provide working capital to the combined company post-Merger (the “Credit Facility”).
          On July 5, 2005, the Merger was consummated and, in accordance with the terms of the Stock Purchase Agreement, JDA filed a Certificate of Designations to its Certificate of Incorporation authorizing a new class of preferred stock designated as the “Series B Convertible Preferred Stock” (the “Series B Certificate”) and issued 50,000 shares of such class to Thoma Cressey. The Series B Certificate was subsequently corrected on October 20, 2006 when JDA filed a Certificate of Correction to the Series B Certificate to correct errors in the rights, preferences, privileges and restrictions of the Series B Convertible Preferred Stock which did not reflect the understanding of JDA and Thoma Cressey. Under the Delaware General Corporation Laws such Certificate of Correction was effective as of July 5, 2006.

          The Series B Certificate, as corrected, sets forth the rights, preferences, privileges and restrictions of the Series B Convertible Preferred Stock, including, but not limited to, the following:
•	Rank: Upon the liquidation, dissolution or winding up of the affairs of JDA, the Series B Convertible Preferred Stock shall rank in preference to JDA’s common stock, par value $.01 per share (the “Common Stock”), JDA’s Series A Preferred Stock, par value $.01 per share (together with the Common Stock, the “Junior Securities”) and all other classes and series of JDA’s capital stock hereafter created that, by their terms, rank junior to the Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock is and shall be subordinate to and rank junior to all indebtedness of JDA now or hereafter outstanding.

•	Dividends: Whenever the Board of Directors of JDA declares a dividend on the Common Stock, each holder of record of a share of Series B Convertible Preferred Stock on the date set by the Board of Directors to determine the owners of the Common Stock of record entitled to receive such dividend (the “Record Date”) shall be entitled to receive, out of any assets at the time legally available therefore, an amount equal to such dividend declared on one share of Common Stock multiplied by the number of shares of Common Stock into which such share, or such fraction of a share, of Series B Convertible Preferred Stock could be converted on the Record Date.

•	Voting Rights: The Series B Convertible Preferred Stock votes together with the Common Stock and not as a separate class on an as-converted basis except, as long as 25% of the initial shares of Series B Convertible Preferred Stock remain outstanding, the approval of the holders of a majority of the then outstanding shares of Series B Convertible Preferred Stock will be required for JDA to:
(i)	authorize, issue, sell (or take any similar action) any equity securities of JDA or any of its subsidiaries other than issuances of up to an aggregate of 6,254,418 shares of Common Stock, upon the exercise of options issued pursuant to JDA’s equity incentive plans, and certain other exempted securities;

(ii)	consummate or permit any of its subsidiaries to consummate certain corporate events, including a merger or consolidation, within three years of the original date of issuance of the Series B Convertible Preferred Stock;

(iii)	liquidate, dissolve or effect a recapitalization or reorganization of JDA;

(iv)	make any material change to JDA’s capital structure;

(v)	make an assignment for the benefit of creditors or admit in writing JDA’s inability to pay its debts generally as they become due; or take any similar action under any bankruptcy or similar law;

(vi)	acquire any material interest or material investment in any company or business or any material joint venture;

(vii)	create or incur any indebtedness for borrowed money, other than intercompany loans;

(viii)	become subject to any agreement or instrument which by its terms would restrict (a) the right of any of its subsidiaries to make loans or advances or pay dividends to, transfer property to, or repay any indebtedness owed to, JDA or any of its subsidiaries or (b) JDA’s right to perform the provisions of the Series B Certificate or JDA’s bylaws;

(ix)	increase the number of authorized shares of any series of preferred stock or alter, change or otherwise affect or impair the rights, preferences or powers or the relative preferences and priorities of the holders of any series of preferred stock;

(x)	make any amendment to the Certificate of Incorporation, the Series B Certificate or JDA’s bylaws (other than as required by law);

(xi)	adopt or amend any anti-takeover protections, other than the adoption or entering into of change of control agreements with officers of JDA on terms substantially similar to the terms of the change of control agreements between the corporation and officers of JDA in effect on the date of the initial issuance of the Series B Convertible Preferred Stock; or

(xii)	commit or agree to do any of the foregoing.
     Notwithstanding the foregoing, no consent or affirmative vote of the holders of the Series B Convertible Preferred Stock shall be required for JDA to (x) enter into any agreement with respect to the initial incurrence of debt under the Credit Facility or any incurrence of revolving credit indebtedness thereunder (including the incurrence of liens), (y) perform any of its obligations thereunder or abide by any of the provisions thereof or (z) repay or prepay any loans, indebtedness or obligations thereunder when due.
•	Liquidation Preference: Upon any liquidation, dissolution or winding up of JDA (whether voluntary or involuntary) (a “Liquidation Event”), each holder of Series B Convertible Preferred Stock shall be entitled to be paid out of cash legally available for distribution to stockholders, before any distribution or payment is made upon any Junior Securities, an amount in cash equal to $1,000 for each share of the Series B Convertible Preferred Stock (each, a “Share” and collectively, the “Shares”) held by such holder plus all accrued and unpaid dividends thereon, and the holders of Series B Convertible Preferred Stock shall not be entitled to any further payment.

•	Conversion: At any time and from time to time, the holders of Series B Convertible Preferred Stock may elect to convert all or a portion of their Shares into Common Stock at a conversion price of $13.875 per share of Common Stock, subject to certain adjustments for stock splits, combinations, stock dividends, recapitalizations and the like (the “Conversion Price”). Based on the Conversion Price on July 5, 2006, the Series B Convertible Preferred Stock is convertible into 3,603,603 shares of Common Stock. JDA may force a conversion of all of the outstanding shares of Series B Convertible Preferred Stock into shares of Common Stock at any time after its Common Stock has closed for 20 consecutive trading days at or above 250% of the Conversion Price.

•	Redemption of Holders: The holders of Series B Convertible Preferred Stock may redeem their Shares at any time on or after the earlier of (i) September 6, 2013, (ii) upon the occurrence of certain corporate events, including a merger, sale of assets, consolidation or change in ownership, and (iii) upon the occurrence of JDA’s noncompliance with certain obligations. Upon such redemption, the holder shall receive for each Share $1,000 plus all accrued and unpaid dividends thereon.
          The Series B Certificate is attached as Exhibit 3.1 to JDA’s Form 8-K filed with the Securities and Exchange Commission on July 6, 2006 and incorporated herein by reference. The Certificate of Correction to the Series B Certificate will be filed as an exhibit to JDA’s Form 10-Q for the third quarter of 2006. The description of the rights, preferences, privileges and restrictions of the Series B Convertible Preferred Stock herein is not complete and is qualified in its entirety by reference to the full text of the Series B Certificate, as corrected.
Comment 2. – Form S-3 – Selling Shareholders, page 18. Please confirm, if true, that neither selling shareholder is a registered broker-dealer or an affiliate of a registered broker-dealer.
          Neither Thoma Cressey Fund VII, L.P. nor Thoma Cressey Friends Fund VII, L.P., which are the selling shareholders, are registered broker-dealers or affiliates of a registered broker-dealer.
Comment 3. – Form S-3 – Plan of Distribution, page 19. We note that the selling shareholders may engage in short sales of your common stock. Please confirm that you are aware of Corporation Finance Telephone Interpretation A.65.
          We are aware that the selling shareholders are not permitted to engage in any short sales of our Common Stock until the Form S-3 registration statement for such shares of Common Stock is effective
Comment 4. – Form S-3 – Part II – Item 17. Undertakings, page 23. Please advise why you have included the Rule 430A undertaking. See Item 17E of your disclosure. Please also note that Item 512(a) of Regulation S-K was amended in Release No. 33-8591 for new Rules 430B and 430C.
          The Undertakings section of Part II of the Form S-3 has been revised to delete the reference made to the Rule 430A undertakings and replaced with the Rule 430B undertakings. The Rule 430A undertakings were included in error.

Comment 5 – Form 10-K – Item 9A. Controls and Procedures. You provide an incomplete definition of “disclosure controls and procedures” as set forth in Exchange Act Rule 13a-15(e). Please provide the entire definition or cite to the Exchange Act rule without reciting the rule text itself. Please confirm that JDA Software’s disclosure controls and procedures were effective as defined in Rule 13a-15(e) for the year ended December 31, 2005 and supplementally confirm that you will conform your disclosure to this rule in future filings.
          We confirm that JDA Software’s disclosure controls and procedures were effective as defined in Rule 13a-15(e) for the year ended December 31, 2005. We also confirm that we will conform our disclosure to Rule 13a-15(e) in future filings. The following disclosure regarding disclosure controls and procedures appears in the Form 10-Q for the quarterly period ended September 30, 2006 that will be filed with the Securities and Exchange Commission on November 9, 2006:
          Disclosure controls and procedures. During and subsequent to the reporting period, and under the supervision and with the participation of our management, including our principal executive officer and principal financial and accounting officer, we conducted an evaluation of our disclosure controls and procedures that were in effect at the end of the period covered by this report. Disclosure controls and procedures is defined under Rule 13a-15(e) of the Securities Exchange Act of 1934 (the “Act”) as those controls and other procedures of an issuer that are designed to ensure that the information required to be disclosed by the issuer in the reports it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation, our principal executive officer and principal financial and accounting officer have concluded that our disclosure controls and procedures that were in effect on September 30, 2006 were effective to ensure that information required to be disclosed in our reports to be filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.
Comment 6. – Form 10-K – Item 9A. Controls and Procedures. The language regarding changes in internal controls over financial reporting must conform to the language of Item 308(c) of Regulation S-K. Your disclosure notes that during the second quarter you implemented a new financial management system and other measures. Your disclosure then states that other than these measures, “there have been no significant changes in [y]our internal controls over financial reporting, or to [y]our knowledge, in other factors that could significantly affect these controls subsequent to December 31, 2005.” Note that Item 308(c) asks registrants to disclose any change in the registrant’s internal control over financial reporting... that occurred during the registrant’s last fiscal quarter (or in your case, the fourth fiscal quarter) that has materially affected or is reasonably likely to materially affect the registrant’s internal control over financial reporting. Please advise how your Form 10-K disclosure comports with Item 308(c).

          We confirm there were no other changes in JDA Software’s controls over financial reporting in fourth quarter 2005 that materially affected or which are reasonably likely to materially affect our internal control over financial reporting. We also confirm that we will conform our disclosures to Item 308 in future filings and provide a description of the term internal control over financial reporting that appears in Rule 13a-15(f). The following disclosure regarding internal control over financial reporting appears in the Form 10-Q for the quarterly period ended September 30, 2006 that will be filed with the Securities and Exchange Commission on November 9, 2006:
          Internal control over financial reporting. The term “internal control over financial reporting is defined under Rule 13a-15(f) of the Act and refers to the process of a company that is designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements. There were no changes in our internal controls over financial reporting during the three months ended September 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
          Please feel free to contact me at telephone: (480) 308-3421 or Paul Hurdlow at DLA Piper US LLP, JDA’s outside counsel, at telephone: (512) 457-7020 should you have any further questions or comments.
Sincerely,
Kristen L. Magnuson
Executive Vice President and Chief Financial
Officer

As filed with the Securities And Exchange Commission on ~~September 19,~~November ___,2006
Registration No. 333-~~_______~~137470

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933
JDA SOFTWARE GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	86-0787377
(State or Other Jurisdiction	(IRS Employer Identification Number)
of Incorporation or Organization)
14400 North 87th Street
Scottsdale, Arizona 85260-3649
(480) 308-3000
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Kristen L. Magnuson
14400 North 87th Street
Scottsdale, Arizona 85260-3649
(480) 308-3000
(Name, Address, Including Zip Code, and Telephone Number, Including
Area Code, of Agent for Service)

Copy to:
Paul E. Hurdlow, Esq.
DLA Piper Rudnick Gray Cary US LLP
1221 S. MoPac Expressway, Suite 400
Austin, Texas 78746
Telephone: (512) 457-7000
Facsimile: (512) 457-7001

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the Effective Date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
~~CALCULATION OF REGISTRATION FEE~~

		~~Proposed~~	~~Proposed~~
	~~Amount~~	~~Maximum~~	~~Maximum~~	~~Amount of~~
~~Title of Shares~~	~~to be~~	~~Aggregate Price~~	~~Aggregate~~	~~Registration~~
~~to be Registered~~	~~Registered~~	~~Per Share (1)~~	~~Offering Price~~	~~Fee~~
~~Common Stock, ($0.01 par value)~~	~~3,603,603~~	~~$15.445~~	~~$55,657,648.34~~	~~$5,955.37~~

~~(1)~~	~~Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of our common stock on September 15, 2006, as reported on The NASDAQ National Market.~~
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED ~~SEPTEMBER 19,~~NOVEMBER ___, 2006
PROSPECTUS
JDA SOFTWARE GROUP, INC.
3,603,603 SHARES OF COMMON STOCK
          The shareholders of JDA Software Group, Inc. listed within this prospectus are selling shares of JDA common stock under this prospectus. The selling shareholders are offering all of the 3,603,603 shares of common stock, represented by this prospectus. Such shares are issuable upon the conversion of 50,000 outstanding shares of JDA Series B Convertible Preferred Stock. We issued the shares of our Series B Convertible Preferred Stock in a private investment in public equity transaction on July 5, 2006. We will not receive any of the proceeds from the sale of shares by the selling shareholders. Our common stock is traded on The NASDAQ National Market under the symbol “JDAS.” On ~~September 15,~~November ___, 2006, the last reported sale price for our common stock on The NASDAQ National Market was $~~15.70~~___per share.
          The shares of our common stock or interests therein may be sold from time to time by the selling shareholders directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. See “Plan of Distribution” in this prospectus. We may also describe the plan of distribution for any particular offering of these securities in any prospectus supplement. If any brokers, dealers or underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, we will disclose their names and the nature or our arrangements with them in a prospectus supplement.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.
          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is ______, 2006.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus and the documents incorporated by reference into it contain “forward-looking statements” within the meaning of the private securities litigation reform act of 1995. Specifically, without limitation, forward-looking statements include statements regarding our business, financial condition, results of operations, and prospects, including statements about our expectations, beliefs, intentions, anticipated developments, and other information concerning future matters. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this prospectus.
          Although forward-looking statements in this prospectus and in the documents incorporated by reference into this prospectus, represent the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and the actual results and outcomes could differ from those discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, those discussed under the heading “Risk Factors” and elsewhere in our filings with the Securities and Exchange Commission that are incorporated by reference into this prospectus. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to revise or update any forward-looking statement in order to reflect any event or circumstance which may arise after the date of this prospectus. Readers are urged to carefully review and consider the various disclosures made in this prospectus and our filings with the Securities and Exchange Commission, which attempt to advise interested parties of the risks and factors which may affect our business, financial condition, results of operations, and prospects.

PROSPECTUS SUMMARY
          The items in the following summary are described in more detail in this prospectus or in the documents incorporated or deemed incorporated by reference herein or therein. This summary provides an overview of selected information and does not contain all of the information that you should consider. Therefore, you should also read the more detailed information in this prospectus and the documents incorporated by reference herein or therein. All references to “JDA,” “we,” “us,” “our,” and similar terms refer to JDA Software Group, Inc. and its subsidiaries on a consolidated basis.
Our Company
          We are a leading provider of sophisticated software solutions designed specifically to address the demand and supply chain management, business process, decision support, inventory transaction support, e-commerce, inventory optimization and replenishment, collaborative planning and forecasting, space and floor planning, and store operations requirements of the retail industry and its suppliers. Our solutions enable customers to manage and optimize the coordination of supply, demand and inventory flows throughout the demand chain to the consumer, to manage transportation and logistics operations, provide optimized labor scheduling for retail store operations and improve revenue management practices in service industries. With the acquisition of Manugistics Group, Inc. (“Manugistics”) on July 5, 2006, our customers now include over 5,500 of the world’s leading retail, manufacturing and wholesale-distribution organizations. We conduct business in three geographic regions that have separate management teams and reporting structures: the Americas (United States, Canada and Latin America), Europe (Europe, Middle East\and Africa), and Asia/Pacific.
The Offering

Common stock offered by the Selling Shareholders	3,603,603 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling shareholders.

NASDAQ National Market symbol	JDAS

RISK FACTORS
          The following information sets forth factors that could cause our actual results to differ materially from those contained in forward-looking statements we have made in this prospectus and those we may make from time to time. Before making an investment decision, you should carefully consider the following risks, together with other matters described in this prospectus or incorporated herein by reference, including our consolidated financial statements and related notes. If any of the following risks occur, our business, financial condition or operating results could be harmed. In such case, the trading price of our securities could decline, perhaps significantly. The risks described below are not the only ones we face. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations. As a result of any of these risks, our business could be harmed, the trading price of our common stock could decline and you may lose all or part of your investment. The documents incorporated by reference may update or supplement these risk factors from time to time.
Our Stock Price Has Been And May Remain Volatile
          The trading price of our common stock has in the past and may in the future be subject to wide fluctuations. In general, our stock price has declined when we achieve lower than anticipated operating results. Examples of factors that we believe have led to disappointing results include the following:
•	Cancelled or delayed purchasing decisions

•	Announcements of reduced visibility and increased uncertainty concerning future demand for our products;

•	Increased competition;

•	Elongated sales cycles;

•	A limited number of reference accounts with implementations in the early years of product release;

•	Certain design and stability issues in early versions of our products;

•	Lack of desired features and functionality in our products; and

•	Performance of other technology stocks or our industry.
          In addition, fluctuations in the price of our common stock may expose us to the risk of securities class action lawsuits. Defending against such lawsuits could result in substantial costs and divert management’s attention and resources. Furthermore, any settlement or adverse determination of these lawsuits could subject us to significant liabilities.
Our Quarterly Operating Results May Fluctuate Significantly, Which Could Adversely Affect The Price Of Our Stock
          In January 2006, we began providing quantitative guidance for the first time since 2002. Because of the difficulty in predicting the timing of particular sales within any one quarter, we are providing annual guidance only. Our actual quarterly operating results have varied in the past and are expected to continue to vary in the future, and fluctuating quarterly results can affect our annual guidance. For example, based on our results for first half 2006, we lowered our quantitative guidance for 2006 on July 6, 2006. If our quarterly or annual operating results fail to meet management’s or analysts’ expectations, the price of our stock could decline. Many factors may cause these fluctuations, including:
•	The difficulty of predicting demand for our software products and services, including the size and timing of individual contracts and our ability to recognize revenue with respect to contracts signed in a given quarter, particularly with respect to our larger customers;

•	Changes in the length and complexity of our sales cycle, including changes in the contract approval process at our customers and potential customers that now require a formal proposal process, a longer decision making period and additional layers of customer approval, often including authorization of the transaction by the president, chief executive officer, board of directors and significant equity investors;

•	Competitive pricing pressures and competitive success or failure on significant transactions;

•	Customer order deferrals resulting from the anticipation of new products, economic uncertainty, disappointing operating results by the customer, or otherwise;

•	The timing of new software product and technology introductions and enhancements to our software products or those of our competitors, and market acceptance of our new software products and technology;

•	Changes in the number, size or timing of new and renewal maintenance contracts or cancellations;

•	Changes in our operating expenses;

•	Changes in the mix of domestic and international revenues, or expansion or contraction of international operations;

•	Our ability to complete fixed price consulting contracts within budget;

•	Foreign currency exchange rate fluctuations;

•	Operational issues resulting from corporate reorganizations; and

•	Lower-than-anticipated utilization in our consulting services group as a result of increased competition, reduced levels of software sales, reduced implementation times for our products, changes in the mix of demand for our software products, or other reasons.
          Charges to earnings resulting from past or future acquisitions may also adversely affect our operating results. Under purchase accounting, we allocate the total purchase price to an acquired company’s net tangible assets, amortizable intangible assets and in-process research and development based on their fair values as of the date of the acquisition and record the excess of the purchase price over those fair values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. As a result, any of the following or other factors could result in material charges that would adversely affect our results:
•	Loss on impairment of goodwill and/or other intangible assets;

•	Changes in the useful lives or the amortization of identifiable intangible assets and charges for stock-based compensation;

•	Accrual of newly identified pre-merger contingent liabilities, in which case the related charges could be required to be included in earnings in the period in which the accrual is determined to the extent it is identified subsequent to the finalization of the purchase price allocation; and

•	Charges to income to eliminate certain JDA pre-merger activities that duplicate those of the acquired company or to reduce our cost structure.
We May Misjudge When Software Sales Will Be Realized
          Software license revenues in any quarter depend substantially upon contracts signed and the related shipment of software in that quarter. It is therefore difficult for us to accurately predict software license revenues. Because of the timing of our sales, we typically recognize the substantial majority of our software license revenues in the last weeks or days of the quarter, and we may derive a significant portion of our quarterly software license revenues from a small number of relatively large sales. In addition, it is difficult to forecast the timing of large individual software license sales with a high degree of certainty due to the extended length of the sales cycle and the generally more complex contractual terms that may be associated with such licenses that could result in the deferral of some or all of the revenue to future periods. Our customers and potential customers, especially for large individual software license sales, are requiring that their president, chief executive officer, board of directors and significant equity investors approve such sales without the benefit of the direct input from our sales representatives. As a result, our sales process is less visible than in the past and our sales cycle is more difficult to predict. Accordingly, large individual sales have sometimes occurred in quarters subsequent to when we anticipated. Although our use of Proof of Concept (“POC”) and Milestone-Based (“Milestone”) licensing models may improve our ability to predict the timing of certain deals, they still represent a small percentage of our overall software license revenues and we expect to experience continued difficulty in accurately forecasting the timing of deals. If we receive any significant cancellation or deferral of customer orders, or we are unable to conclude license negotiations by the end of a fiscal quarter, our operating results may be lower than anticipated. In addition, any weakening or uncertainty in the economy may make it more difficult for us to predict quarterly results in the future, and could negatively impact our business, operating results and financial condition for an indefinite period of time.
Regional And/Or Global Changes In Economic, Political And Market Conditions Could Cause Decreases In Demand For Our Software And Related Services Which Could Negatively Affect Our Revenue And Operating Results And The Market Price Of Our Stock

          Our revenue and profitability depend on the overall demand for our software and related services. A regional and/or global change in the economy and financial markets could result in delay or cancellation of customer purchases. Historically, developments associated with terrorist attacks on United States’ interests, continued violence in the Middle East, natural catastrophes or contagious diseases have resulted in economic, political and other uncertainties, and factors such as these could further adversely affect our revenue growth and operating results. If demand for our software and related services decrease, our revenues would decrease and our operating results would be adversely affected which, in turn, may cause our stock price to fall.
Our Gross Margins May Vary Significantly Or Decline
          Because the gross margins on product revenues (software licenses and maintenance services) are significantly greater than the gross margins on consulting services revenue, our combined gross margin has fluctuated from quarter to quarter and it may continue to fluctuate significantly based on revenue mix. Economic conditions and long-term replacement cycles have negatively impacted demand for the implementation of products with longer implementation timeframes, specifically Merchandise Operations Systems and In-Store Systems, for an extended period of time. Although we have seen indications in recent quarters that demand for Merchandise Operations Systems may be returning, we believe that overall demand continues to be greater for products that have a higher short term ROI and a lower total cost of ownership with less disruption to the underlying business of our customers. Most of our current implementations are for our Strategic Supply and Demand Management Solutions that have shorter implementation timeframes and most of the software demand in recent years has been for these products. Depressed sales of Merchandise Operations Systems and In-Store Systems have in the past and may in the future have a corollary negative impact on our service revenues as consulting services revenue typically lags the performance of software revenues by as much as one year. In addition, gross margins on consulting services revenue vary significantly with the rates at which we utilize our consulting personnel, and as a result, our overall gross margins will be adversely affected when there is not enough sufficient demand for our consulting services. We may face some constraints on our ability to adjust consulting service headcount and expense to meet demand, due in part to our need to retain consulting personnel with sufficient skill sets to implement and maintain our full set of products.
We May Not Be Able To Reduce Expense Levels If Our Revenues Decline
          Our expense levels are based on our expectations of future revenues. Since software license sales are typically accompanied by a significant amount of consulting and maintenance services, the size of our services organization must be managed to meet our anticipated software license revenues. We have also made a strategic decision to make a significant investment in new product development. As a result, we hire and train service personnel and incur research and development costs in advance of anticipated software license revenues. If software license revenues fall short of our expectations, or if we are unable to fully utilize our service personnel, our operating results are likely to decline because a significant portion of our expenses cannot be quickly reduced to respond to any unexpected revenue shortfall.
There May Be An Increase In Customer Bankruptcies Due To Weak Economic Conditions
          We have in the past and may in the future be impacted by customer bankruptcies that occur in periods subsequent to the software license sale. During weak economic conditions there is an increased risk that certain of our customers will file bankruptcy. When our customers file bankruptcy, we may be required to forego collection of pre-petition amounts owed and to repay amounts remitted to us during the 90-day preference period preceding the filing. Accounts receivable balances related to pre-petition amounts may in certain of these instances be large due to extended payment terms for software license fees, and significant billings for consulting and implementation services on large projects. The bankruptcy laws, as well as the specific circumstances of each bankruptcy, may severely limit our ability to collect pre-petition amounts, and may force us to disgorge payments made during the 90-day preference period. We also face risk from international customers that file for bankruptcy protection in foreign jurisdictions, in that the application of foreign bankruptcy laws may be more difficult to predict. Although we believe that we have sufficient reserves to cover anticipated customer bankruptcies, there can be no assurance that such reserves will be adequate, and if they are not adequate, our business, operating results and financial condition would be adversely affected.

We Have Invested Heavily In Re-Writing Many Of Our Products For The Microsoft .Net Platform
          We are developing our next generation PortfolioEnabled solutions based upon the Microsoft .Net Platform. The initial PortfolioEnabled solutions may not offer every capability of their predecessor products but will offer other advantages such as an advanced technology platform. Further, the PortfolioEnabled products do offer some capabilities that go beyond the current generation products they are replacing, and as a result, we believe they offer features and functionality that will be competitive in the marketplace. Sales cycles to new customers tend to be more elongated than those to existing customers who already have contracts in place with us and prior experience with our products. We will continue selling the equivalent Portfolio Synchronized versions of these products until the new PortfolioEnabled solutions have achieved critical mass in the marketplace and the demand for the Portfolio Synchronized versions has diminished.
The risks of our commitment to the .Net Platform include, but are not limited to, the following:
•	The possibility that it may be more difficult than we currently anticipate to develop our products for the .Net Platform, and we could incur costs in excess of our projections to complete the planned transition of our product suite;

•	The difficulty our sales organization may encounter in determining whether to propose the Portfolio Synchronized products or the next generation PortfolioEnabled products based on the .Net Platform to current or prospective customers;

•	The possibility that our .Net Platform beta customers will not become favorable reference sites;

•	Adequate scalability of the .Net Platform for our largest customers;

•	The possibility we may not complete the transition to the .Net Platform in the time frame we currently expect;

•	The ability of our development staff to learn how to efficiently and effectively develop products using the .Net Platform;

•	Our ability to transition our customer base onto the .Net Platform when it is available;

•	The possibility that it may take several quarters for our consulting and support organizations to be fully trained and proficient on this new technology and as a result, we may encounter difficulties implementing and supporting new products or versions of existing products based on the .Net Platform;

•	We may be required to supplement our consulting and support organizations with .Net proficient resources from our product development teams to support early .Net implementations which could impact our development schedule for the release of additional ..Net products;

•	Microsoft’s ability to achieve market acceptance of the .Net platform;

•	Delays in Microsoft’s ability to commercially release necessary components for deployment of our applications; Microsoft’s continued commitment to enhancing and marketing the .Net and SQL Server 2005 platforms; and

•	Our ability to successfully integrate our products with acquired products not developed on the .Net platform.
          The risk associated with developing products that utilize new technologies remains high. Despite our increasing confidence in this investment and our efforts to mitigate the risks of the ..Net Platform project, there can be no assurances that our efforts to re-write many of our current products and to develop new PortfolioEnabled solutions using the .Net Platform will be successful. If the .Net Platform project is not successful, it likely will have a material adverse effect on our business, operating results and financial condition.
We Have Deployed Certain Of Our Software Products On A Limited Basis, And Have Not Yet Deployed Some Software Products That Are Important To Our Future Growth
          Certain of our software products, including Portfolio Point of Sale, Portfolio Workforce Management, Portfolio Registry, Trade Events Management, Enterprise Planning and Category Advisor, have been commercially released within the last two years. The markets for these products are new and evolving, and we believe that retailers and their suppliers may be cautious in adopting new technologies. Consequently, we cannot predict the growth rate, if any, and size of the markets for our e-commerce products or that these markets will continue to develop. Potential and existing customers may find it difficult, or be unable, to successfully implement our e-commerce products, or may not purchase our products for a variety of reasons, including their inability or unwillingness to deploy sufficient internal personnel and computing resources for a successful implementation. In addition, we must overcome significant obstacles to successfully market our newer products, including limited experience of our sales and consulting personnel. If the markets for our newer products fail to develop, develop more slowly or differently than expected or become saturated with competitors, or if our products are not accepted in the marketplace or are technically flawed, our business, operating results and financial condition would be adversely affected.
It May Be Difficult To Identify, Adopt And Develop Product Architecture That Is Compatible With Emerging Industry Standards
          The markets for our software products are characterized by rapid technological change, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. We continuously evaluate new technologies and when appropriate implement into our products advanced technology such as our current .Net Platform effort. However, if we fail in our product development efforts to accurately address in a timely manner, evolving industry standards, new technology advancements or important third-party interfaces or product architectures, sales of our products and services will suffer.
          Our software products can be licensed with a variety of popular industry standard platforms, and are authored in various development environments using different programming languages and underlying databases and architectures. There may be future or existing platforms that achieve popularity in the marketplace that may not be compatible with our software product design. Developing and maintaining consistent software product performance across various technology platforms could place a significant strain on our resources and software product release schedules, which could adversely affect our results of operations.
We May Face Liability If Our Products Are Defective Or If We Make Errors Implementing Our Products
          Our software products are highly complex and sophisticated. As a result, they may occasionally contain design defects or software errors that could be difficult to detect and correct. In addition, implementation of our products may involve customer-specific configuration by third parties or us, and may involve integration with systems developed by third parties. In particular, it is common for complex software programs, such as our UNIX/Oracle, .Net and e-commerce software products, to contain undetected errors when first released. They are discovered only after the product has been implemented and used over time with different computer systems and in a variety of applications and environments. Despite extensive testing, we have in the past discovered certain defects or errors in our products or custom configurations only after our software products have been used by many clients. For example, we will likely continue to experience undetected errors in our .Net applications as we begin to implement them at early adopter customer sites. In addition, our clients may occasionally experience difficulties integrating our products with other hardware or software in their environment that are unrelated to defects in our products. Such defects, errors or difficulties may cause future delays in product introductions, result in increased costs and diversion of development resources, require design modifications or impair customer satisfaction with our products.
          We believe that significant investments in research and development are required to remain competitive, and that speed to market is critical to our success. Our future performance will depend in large part on our ability to enhance our existing products through internal development and strategic partnering, internally develop new products which leverage both our existing customers and sales force, and strategically acquire complementary retail point and collaborative solutions that add functionality for specific business processes to an enterprise-wide system. If clients experience significant problems with implementation of our products or are otherwise dissatisfied with their functionality or performance or if they fail to achieve market acceptance for any reason, our market reputation could suffer, and we could be subject to claims for significant damages. Although our customer agreements contain limitation of liability clauses and exclude consequential damages, there can be no assurances that such contract provisions will be enforced. Any such damages claim could impair our market reputation and could have a material adverse affect on our business, operating results and financial condition.

We May Have Difficulty Implementing Our Products
          Our software products are complex and perform or directly affect mission-critical functions across many different functional and geographic areas of the enterprise. Consequently, implementation of our software products can be a lengthy process, and commitment of resources by our clients is subject to a number of significant risks over which we have little or no control. Although average implementation times have recently declined, we believe the implementation of the UNIX/Oracle versions of our products can be longer and more complicated than our other applications as they typically (i) appeal to larger customers who have multiple divisions requiring multiple implementation projects, (ii) require the execution of implementation procedures in multiple layers of software, (iii) offer a customer more deployment options and other configuration choices, and (iv) may involve third party integrators to change business processes concurrent with the implementation of the software. Delays in the implementations of any of our software products, whether by our business partners or us, may result in client dissatisfaction, disputes with our customers, or damage to our reputation.
          There is also a risk that it may take several quarters for our consulting and support organizations to be fully trained and proficient on the new .Net technology platform and as a result, we may encounter difficulties implementing and supporting new products or versions of existing products based on the .Net Platform. In addition, we may be required to supplement our consulting and support organizations with .Net proficient resources from our product development teams to support early .Net implementations which could impact our development schedule for the release of additional .Net products. Significant problems implementing our software therefore, can cause delays or prevent us from collecting license fees for our software and can damage our ability to obtain new business. As a result of the headcount reductions taken in fourth quarter 2004 and the first half of 2005 to manage the utilization pressure from decreased demand for our services, we face the risk of constraints in our services offerings in the event of greater than anticipated licensing activity or more complex implementation projects.
Our Fixed-Price Service Contracts May Result In Losses
          We offer a combination of software products, consulting and maintenance services to our customers. Historically, we have entered into service agreements with our customers that provide for consulting services on a ~~"~~“time and expenses~~"~~” basis. We believe our competitors may be offering fixed-price service contracts to potential customers in order to differentiate their product and service offerings. As a result, we may be required during negotiations with customers to enter into fixed-price service contracts which link services payments, and occasionally software payments, to implementation milestones. Fixed bid consulting services work represented 9% of total consulting services revenue in the six months ended June 30, 2006 as compared to 14% in 2005 and 16% in 2004. If we are unable to meet our contractual obligations under fixed-price contracts within our estimated cost structure, our operating results could suffer.
Our Success Depends Upon Our Proprietary Technology
          Our success and competitive position is dependent in part upon our ability to develop and maintain the proprietary aspect of our technology. The reverse engineering, unauthorized copying, or other misappropriation of our technology could enable third parties to benefit from our technology without paying for it.
          We rely on a combination of trademark, trade secret, copyright law, patent law and contractual restrictions to protect the proprietary aspects of our technology. We seek to protect the source code to our software, documentation and other written materials under trade secret and copyright laws. Effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. We license our software products under signed license agreements that impose restrictions on the licensee’s ability to utilize the software and do not permit the re-sale, sublicense or other transfer of the source code. Finally, we seek to avoid disclosure of our intellectual property by requiring employees and independent consultants to execute confidentiality agreements with us and by restricting access to our source code.
          There has been a substantial amount of litigation in the software and Internet industries regarding intellectual property rights. It is possible that in the future third parties may claim that our current or potential future software solutions or we infringe on their intellectual property. We expect that software product developers and providers of e-commerce products will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlap. Moreover, as software patents become more common, the likelihood increases that a patent holder will bring an infringement action against us, or against our customers, to whom we have indemnification obligations. There appears to be an increase in the number of firms with patent portfolios whose primary business is to bring or threaten to bring patent infringement lawsuits in the hope of settling for royalty fees. In particular, we have noticed increased activity from such firms in the in-store systems area. In addition, we may find it necessary to initiate claims or litigation against third parties for infringement of our proprietary rights or to protect our trade secrets. Since we resell hardware, we may also become subject to claims from third parties that the hardware, or the combination of hardware and software, infringe their intellectual property. Although we may disclaim certain intellectual property representations to our customers, these disclaimers may not be sufficient to fully protect us against such claims. We may be more vulnerable to patent claims since we do not have any issued patents that we can assert defensively against a patent infringement claim. Any claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or license agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could have a material adverse effect on our business, operating results and financial condition.
If We Lose Access To Critical Third-Party Software Or Technology, Our Costs Could Increase And The Introduction Of New Products And Product Enhancements Could Be Delayed, Potentially Hurting Our Competitive Position
          We license and integrate technology from third parties in certain of our software products. For example, we license the Uniface client/server application development technology from Compuware, Inc. for use in Portfolio Merchandise Management, certain applications from Silvon Software, Inc. for use in Performance Analysis by IDEAS, IBM’s Net.commerce merchant server software for use in Customer Order Management, the Syncsort application for use in certain of the Portfolio Planning by Arthur products, IBM’s Websphere Information Integration tool and BEA’s middleware for a number of JDA and Manugistics products. Our third party licenses generally require us to pay royalties and fulfill confidentiality obligations. We also resell Oracle database licenses. If we are unable to continue to license any of this third party software, or if the third party licensors do not adequately maintain or update their products, we would face delays in the releases of our software until equivalent technology can be identified, licensed or developed, and integrated into our software products. These delays, if they occur, could harm our business, operating results and financial condition. It is also possible that intellectual property acquired from third parties through acquisitions, mergers, licenses or otherwise may not have been adequately protected, or infringes another parties intellectual property rights.
We May Face Difficulties In Our Highly Competitive Markets
          We encounter competitive products from a different set of vendors in each of our primary product categories. We believe that while our markets are still subject to intense competition, the number of significant competitors in many of our application markets has decreased over the past five years. We believe the principal competitive factors in our markets are feature and functionality, product reputation and quality of referenceable accounts, vendor viability, retail and demand chain industry expertise, total solution cost, technology platform and quality of customer support.
          The enterprise software market continues to consolidate. Although the consolidation trend has resulted in fewer competitors in every significant product market we supply, it has also resulted in larger, new competitors with significantly greater financial, technical and marketing resources than we possess. This could create a significant competitive advantage over us and negatively impact our business. The consolidation trend is evidenced by our acquisition of Manugistics Group, Inc., Oracle’s acquisitions of Retek, ProfitLogic, Inc., 360Commerce, and Global Logistics Technologies, Inc. (G-LOG), and SAP AG’s acquisitions of Triversity, Inc. and Khimetrics, Inc. Oracle did not compete with our retail specific products prior to its acquisition of Retek and although this acquisition has not significantly impacted our near-term strategy, it is difficult to estimate what effect this acquisition will ultimately have on our competitive environment. We have recently encountered competitive situations with Oracle in certain of our international markets where, in order to encourage customers to purchase their retail applications, we suspect they have offered to license their database applications at no charge. We have also encountered competitive situations with SAP AG where, in order to encourage customers to purchase licenses of its non-retail applications and gain retail market share, they have offered to license at no charge certain of its retail software applications that compete with the JDA Portfolio products. If large competitors such as Oracle and SAP AG and other large private companies are willing to license their retail and/or other applications at no charge it may result in a more difficult competitive environment for our products. In addition, we could face competition from large, multi-industry technology companies that have historically not offered an enterprise solution set to the retail supply chain market. We cannot guarantee that we will be able to compete successfully for customers or acquisition targets against our current or future competitors, or that competition will not have a material adverse effect on our business, operating results and financial condition.
We Are Dependent Upon The Retail Industry
          Historically, we have derived over 75% of our revenues from the license of software products and the performance of related services to retail customers. Although we expect this percentage to decrease with the acquisition of Manugistics, because many of Manugistics’ customers directly or indirectly supply products to the retail industry, the success of our customers is directly linked to general economic conditions as well as those of the retail industry. In addition, we believe that the licensing of certain of our software products involves a large capital expenditure, which is often accompanied by large-scale hardware purchases or other capital commitments. As a result, demand for our products and services could decline in the event of instability or potential downturns.
          We believe the retail industry has remained cautious with their level of investment in information technology during the uncertain economic cycle of the last few years. We remain concerned about weak and uncertain economic conditions, industry consolidation and the disappointing results of retailers in certain of our geographic regions. The retail industry will be negatively impacted if weak economic conditions or geopolitical concerns persist for an extended period of time. Weak and uncertain economic conditions have in the past, and may in the future, negatively impact our revenues, including a potential deterioration of our maintenance revenue base as customers look to reduce their costs, elongate our selling cycles, and delay, suspend or reduce the demand for our products. As a result, it is difficult in the current economic environment to predict exactly when specific software licenses will close within a six to nine month time frame. In addition, weak and uncertain economic conditions could impair our customers’ ability to pay for our products or services. Any of these factors could adversely impact our business, quarterly or annual operating results and financial condition.
There Are Many Risks Associated With International Operations
          International revenues represented 41% of our total revenues in the first six months of June 30, 2006 as compared to 41% and 40% of total revenues in 2005 and 2004, respectively. If our international operations grow, we may need to recruit and hire new consulting, sales and marketing and support personnel in the countries in which we have or will establish offices. Entry into new international markets typically requires the establishment of new marketing and distribution channels as well as the development and subsequent support of localized versions of our software. International introductions of our products often require a significant investment in advance of anticipated future revenues. In addition, the opening of a new office typically results in initial recruiting and training expenses and reduced labor efficiencies associated with the introduction of products to a new market. If we are less successful in a new market than we expect, we may not be able to realize an adequate return on our initial investment and our operating results could suffer. We cannot guarantee that the countries in which we operate will have a sufficient pool of qualified personnel from which to hire, that we will be successful at hiring, training or retaining such personnel or that we can expand or contract our international operations in a timely, cost effective manner. If we have to downsize certain international operations, the costs to do so are typically much higher than downsizing costs in the United States, particularly in Europe.
Our international business operations are subject to risks associated with international activities, including:
•	Currency fluctuations;

•	Higher operating costs due to local laws or regulations;

•	Unexpected changes in employment and other regulatory requirements;

•	Tariffs and other trade barriers;

•	Costs and risks of localizing products for foreign countries;

•	Longer accounts receivable payment cycles in certain countries;

•	Potentially negative tax consequences;

•	Difficulties in staffing and managing geographically disparate operations;

•	Greater difficulty in safeguarding intellectual property, licensing and other trade restrictions;

•	Ability to negotiate and have enforced favorable contract provisions;

•	Repatriation of earnings;

•	The burdens of complying with a wide variety of foreign laws;

•	Anti-American sentiment due to the war with Iraq, and other American policies that may be unpopular in certain regions;

•	The effects of regional and global infectious diseases;

•	The challenges of finding qualified management for our international operations; and

•	General economic conditions in international markets.
          Consulting services associated with certain international software licenses typically have lower gross margins than those achieved domestically due to generally lower billing rates and/or higher labor costs in certain of our international markets. Accordingly, any significant growth in our international operations may result in declines in gross margins on consulting services. We expect that an increasing portion of our international software license, consulting services and maintenance services revenues will be denominated in foreign currencies, subjecting us to fluctuations in foreign currency exchange rates. If we expand our international operations, exposures to gains and losses on foreign currency transactions may increase. We use derivative financial instruments, primarily forward exchange contracts, to manage a majority of the foreign currency exchange exposure associated with net short-term foreign denominated assets and liabilities which exist as part of our ongoing business operations. We cannot guarantee that any currency exchange strategy would be successful in avoiding exchange-related losses. In addition, revenues earned in various countries where we do business may be subject to taxation by more than one jurisdiction, which would reduce our earnings.
Anti-Takeover Provisions In Our Organizational Documents And Stockholders’ Rights Plan And Delaware Law Could Prevent Or Delay A Change in Control
          Our certificate of incorporation, which authorizes the issuance of “blank check preferred” stock, our stockholders’ rights plan which permits our stockholders to counter takeover attempts, and Delaware state corporate laws which restrict business combinations between a corporation and 15% or more owners of outstanding voting stock of the corporation for a three-year period, individually or in combination, may discourage, delay or prevent a merger or acquisition that a JDA stockholder may consider favorable.
          We sold 50,000 shares of a new designated series of preferred stock (the “Series B Convertible Preferred Stock”) to funds affiliated with Thoma Cressey Equity Partners in connection with our acquisition of Manugistics Group, Inc. on July 5, 2006. The Series B Convertible Preferred Stock contain certain voting rights that require us to get approval of a majority of the holders if we want to take certain actions, including a change in control. These voting rights could discourage, delay or prevent a merger or acquisition that another stockholder may consider favorable.
We May Have Difficulty Attracting And Retaining Skilled Personnel
          Our success is heavily dependent upon our ability to attract, hire, train, retain and motivate skilled personnel, including sales and marketing representatives, qualified software engineers involved in ongoing product development, and consulting personnel who assist in the implementation of our products and services. The market for such individuals is competitive. For example, it has been particularly difficult to attract and retain product development personnel experienced in the Microsoft .Net Platform since the .Net Platform is a new and evolving technology. Given the critical roles of our sales, product development and consulting staffs, our inability to recruit successfully or any significant loss of key personnel would adversely affect us. A high level of employee mobility and aggressive recruiting of skilled personnel characterize the software industry. It may be particularly difficult to retain or compete for skilled personnel against larger, better known software companies. For example, Google Inc. has announced it intends to open a research and development center in the Phoenix area. We cannot guarantee that we will be able to retain our current personnel, attract and retain other highly qualified technical and managerial personnel in the future, or be able to assimilate the employees from any acquired businesses. We will continue to adjust the size and composition of our workforce to match the different product and geographic demand cycles. If we were unable to attract and retain the necessary technical and managerial personnel, or assimilate the employees from any acquired businesses, our business, operating results and financial condition would be adversely affected.
We Are Dependent On Key Personnel
          Our performance depends in large part on the continued performance of our executive officers and other key employees, particularly the performance and services of James D. Armstrong our Chairman and Hamish N. J. Brewer our Chief Executive Officer. We do not have in place ~~"~~“key person~~"~~” life insurance policies on any of our employees. The loss of the services of Mr. Armstrong, Mr. Brewer, or other key executive officers or employees without a successor in place, or any difficulties associated with our succession, could negatively affect our financial performance.
We May Have Difficulty Integrating Acquisitions
          We continually evaluate potential acquisitions of complementary businesses, products and technologies, including those that are significant in size and scope. In pursuit of our strategy to acquire complementary products, we have completed ten acquisitions over the past eight years including the Arthur Retail Business Unit in June 1998, Intactix International, Inc. in April 2000, E3 Corporation in September 2001, substantially all the assets of Timera Texas, Inc. in January 2004, and Manugistics Group, Inc. on July 5, 2006. The risks we commonly encounter in acquisitions include:
•	We may have difficulty assimilating the operations and personnel of the acquired company;

•	The challenge to integrate new products and technologies into our sales and marketing process, particularly in the case of smaller acquisitions;

•	We may have difficulty effectively integrating the acquired technologies or products with our current products and technologies, particularly where such products reside on different technology platforms;

•	Our ongoing business may be disrupted by transition and integration issues;

•	We may not be able to retain key technical and managerial personnel from the acquired business;

•	We may be unable to achieve the financial and strategic goals for the acquired and combined businesses;

•	We may have difficulty in maintaining controls, procedures and policies during the transition and integration;

•	Our relationships with partner companies or third-party providers of technology or products could be adversely affected;

•	Our relationships with employees and customers could be impaired;

•	Our due diligence process may fail to identify significant issues with product quality, product architecture, legal or tax contingencies, and product development, among other things;

•	As successor we may be subject to certain liabilities of our acquisition targets; and

•	We may be required to sustain significant exit or impairment charges if products acquired in business combinations are unsuccessful.
Specific Risk Factors relating to the acquisition of Manugistics Group, Inc.:
We May Be Unable To Successfully Integrate The Businesses of Manugistics With Our Own Businesses
          We may find it difficult to integrate the operations of Manugistics which will require significant efforts, including the coordination of product development, sales and marketing efforts, service and support activities and administrative operations. The combined company will have a large number of employees in widely dispersed operations in Arizona, California, Maryland, Europe, Asia Pacific, Latin America and other domestic and foreign locations, which will increase the difficulty of integrating operations. Key Manugistics personnel may leave the combined company because of the Merger. Manugistics customers, distributors or suppliers may terminate their arrangements with Manugistics or the combined company, or demand amended terms to these arrangements. The challenges involved in this integration include, but are not limited to, the following:
•	retaining existing customers and strategic partners of each company;

•	retaining and integrating management and other key employees of the combined company;

•	coordinating research and development activities to enhance introduction of new products and technologies, especially in light of rapidly evolving markets for those products and technologies;

•	effectively managing the diversion of management’s attention from business matters to integration issues;

•	combining product offerings and incorporating acquired software, technology and rights from the companies’ different technology platforms (.Net vs. Java) into the product offerings of the combined company effectively and quickly;

•	integrating sales efforts so that customers can do business easily with the combined company;

•	transitioning all facilities to a common information technology environment;

•	combining the business cultures of the two companies;

•	effectively offering products and services of two companies to each other’s customers;

•	anticipating the market needs and achieving market acceptance of our combined products and services;

•	bringing together the companies’ marketing efforts so that the industry receives useful information about the Merger, and customers perceive value in the combined company’s products and services;

•	customers may perceive that we have lost focus on their product(s) and that service levels may decrease, which may result in the cancellation of their maintenance contracts;

•	development and maintaining uniform standards, controls, procedures and policies; and

•	compliance with local law as we take steps to integrate and rationalize operations in a significant number of geographic locations.
The Merger May Fail To Achieve Beneficial Synergies
          We expect the Merger will result in beneficial synergies such as cost reductions and improving the stability of the combined company’s revenues. Achieving these anticipated synergies and the potential benefits underlying the two companies’ reasons for entering into the Merger will depend in part on the success of integrating the two companies’ operations. It is not certain that we can successfully integrate Manugistics business in a timely matter or at all, or that any of the anticipated benefits will be realized. Risks from an unsuccessful integration of the companies include:
•	the potential disruption of the combined company’s ongoing business and the distraction of its management;

•	the risk that customers of the two companies may defer purchasing decisions due to disagreements with the combined company on its strategic direction and product initiatives;

•	the risk that Manugistics’ customers abandon or reject products offered by the combined company, including Manugistics products that are integrated into our business, such as additional software products, hosted applications and supply management products and services;

•	the risk that it may be more difficult to retain key management, marketing, and technical personnel after the Merger;

•	the risk that costs and expenditures for retaining personnel, eliminating unnecessary resources and integrating the businesses are greater than anticipated;

•	the risk that the combined company cannot increase sales of its products;

•	the risk that integrating and changing the businesses will impair the combined company’s relationships with our customers and business partners; and

•	the risk that competitors could successfully exploit market uncertainty about the benefits of our combination with Manugistics.
          Even if we are able to integrate Manugisitcs’ operations with our operations, there can be no assurance that the anticipated synergies will be achieved. The failure to achieve such synergies could adversely affect the business, results of operations and financial condition of the combined company.
JDA and Manugistics Expect To Incur Significant Costs Associated With The Merger
          The two companies expect to incur approximately $25 million in transaction costs, integration costs, termination costs, and other fees to consummate the Merger. In addition, the combined company may incur charges to operations, which are not currently estimable, in the quarter in which the Merger is completed or the following quarters, to reflect costs associated with integrating the two companies. There is no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the Merger. If the benefits of the Merger do not exceed the costs of integrating the businesses of JDA and Manugistics, the combined company’s financial results may be adversely affected.
If The Combined Company Is Unable To Develop New And Enhanced Products That Achieve Widespread Market Acceptance, It May Be Unable To Recoup Product Development Costs, And Its Earnings And Revenue May Decline
          The combined company’s future success depends on its ability to address the rapidly changing needs of its customers by developing and introducing new products, product updates and services on a timely basis. The combined company also must extend the operation of its products to new platforms and keep pace with technological developments and emerging industry standards in both of our businesses. The combined company will commit substantial resources to developing new software products and services. If the markets for these new products do not develop as anticipated, or demand for the combined company’s products and services in these markets does not materialize or occurs more slowly than the combined company expects, the combined company will have expended substantial resources and capital without realizing sufficient revenue, and the combined company’s business and operating results could be adversely affected.
          We believe that significant investments in research and development are required by the combined company to remain competitive, and that its ability to quickly develop and deliver products to the market is critical to the combined company’s success. The combined company’s future performance will depend in large part on its ability to enhance existing products through internal development and strategic partnering, internally develop new products that leverage both the combined company’s existing customers and sales force, and strategically acquire complementary retail point and collaborative solutions that add functionality for specific business processes to an enterprise-wide system. If clients experience significant problems with implementation of the combined company’s products or are otherwise dissatisfied with their functionality or performance, or if they fail to achieve market acceptance for any reason, the combined company’s market reputation could suffer, and it could be subject to claims for significant damages. Although the combined company’s customer agreements contain limitation of liability clauses and exclude consequential damages, there can be no assurances that such contract provisions will be enforced. Any such damages claim could impair the combined company’s market reputation and could have a material adverse effect on the combined company’s business, operating results and financial condition.
The Market Success Of Combined Offerings By The Combined Company May Be Limited If We Are Unable To Successfully Integrate, Either Technically Or From A Marketing Perspective, Our Respective Products
          One of the most important reasons for our acquisition of Manugistics is the opportunity to offer the most complete, vertically integrated software solution to the global demand chain, which includes the participants in the supply of goods to consumers from manufacturers and wholesalers, through the warehouse and distribution centers, to the retail store. To fully realize the benefits of this acquisition the combined company will need to successfully integrate, both technically and from a marketing perspective, the currently separate offerings of JDA and Manugistics. We plan to devote significant research and development, and sales and marketing efforts to achieve this integration. However, integration of our product and marketing efforts will be difficult, and we may not achieve successful integration as rapidly as we expect. If we cannot successfully integrate our respective technologies and products, or if the market for a more fully integrated solution does not exist or does not develop as we anticipate, we will have expended substantial resources and capital without realizing the anticipated benefits and our future business and operating results could be adversely affected.
          Manugistics’ NetWORKS Fulfillment application contains functionality that significantly overlaps with our Portfolio Replenishment Optimization by E3 (“PRO”) application, a PortfolioEnabled solution initially released in 2005. Based on our review of the similarities and unique advantages offered by these two products, we have determined that the most efficient integration plan will be to use NetWORKS Fulfillment as our primary fulfillment solution due to the fact that it is a more mature product with an established customer install base. Additional enhancements will be made to NetWORKS Fulfillment that incorporate certain features and functionality that currently exist in PRO, resulting in a new Portfolio Fulfillment application. With this decision, we will no longer market the PRO application and will work with existing PRO customers over time to migrate to the Portfolio Fulfillment application. We will continue to market and support the Advanced Warehouse Replenishment by E3 and Advanced Store Replenishment by E3 applications.
The Combined Company Will Operate In A Very Competitive Environment
          The markets in which JDA and Manugistics compete are intensely competitive and characterized by large and consolidating competitors, rapidly changing technology and evolving standards. We expect the combined company will continue to experience vigorous competition from current competitors and new competitors, some of whom may have significantly greater financial, technical, marketing and other resources. Companies such as SAP AG, Oracle Corporation, i2 Technologies, Logility, Inc. Manhattan Associates and SAS/Marketmax will compete with the combined company across a wide range of its enterprise software products, offering products competitive with JDA’s Retail Enterprise Systems, In-Store Systems and Collaborative Solutions and Manugistics’ supply chain, demand and revenue management software products. Many other companies will compete in specific areas of the combined company’s business. In the market for consulting services, Accenture, IBM Global Services, Cap Gemini, Kurt Salmon Associates and Lakewest Consulting will compete with the combined company in consulting services that it provides.
          As the retail industry continues to adopt existing and new information technologies, the combined company expects competition and pricing pressures to increase further, and competitors may adopt new pricing and sales models to which the combined company is unable to adapt or adequately respond. This competition could result in, among other things, price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could have a material adverse effect on the combined company’s business, operating results and financial condition.
Because A Significant Portion Of Our Total Assets Will Be Represented By Goodwill, Which Is Subject To Mandatory Annual Impairment Evaluations, And Other Intangibles, We Could Be Required To Write-Off Some Or All Of This Goodwill And Other Intangibles, Which May Adversely Affect The Combined Company’s Financial Condition And Results Of Operations
          We will account for the acquisition of Manugistics using the purchase method of accounting. A portion of the purchase price for this business will be allocated to identifiable tangible and intangible assets and assumed liabilities based on estimated fair values at the date of consummation of the Merger. Any excess purchase price, which is likely to constitute a significant portion of the purchase price, will be allocated to goodwill. A significant portion of the combined company’s total assets will be comprised of goodwill and other intangibles.
          If the combined company fails to perform at the projected rate of earnings prepared at the time of the acquisition, the intangible assets and goodwill recorded on this transaction may be impaired, and we would be required to write-off some or all of these assets in accordance with the Financial Accounting Standards Board’s Statement No. 142, Goodwill and Other Intangible Assets. Such adjustments could have a material adverse effect on the combined company’s business, operating results and financial condition.
We Have Incurred Significant Indebtedness In Order To Finance The Acquisition, Which Will Limit Our Operating Flexibility
          In order to finance the acquisition consideration and repay certain indebtedness of Manugistics, we incurred a significant amount of indebtedness. This significant indebtedness may:
•	require us to dedicate a significant portion of our cash flow from operations to payments on this debt, thereby reducing the availability of cash flow to fund capital expenditures, to pursue other acquisitions or investments in new technologies and for general corporate purposes;

•	increase our vulnerability to general adverse economic conditions, including increases in interest rates; and

•	limit our flexibility in planning for, or reacting to, changes in or challenges relating to its business and industry.

          In addition, the terms of the financing obligations contain restrictions, including limitations on our ability to, among other things:
•	incur additional indebtedness;

•	create or incur liens;

•	dispose of assets;

•	consolidate or merge with or acquire another entity;

•	pay dividends, redeem shares of capital stock or effect stock repurchases; and

•	make loans and investments.
          A failure to comply with these restrictions could result in a default under these financing obligations or could require us to obtain waivers from our lenders for failure to comply with these restrictions. The occurrence of a default that remains uncured or the inability to secure a necessary consent or waiver could have a material adverse effect on our business, financial condition or results of operations.
Our Convertible Preferred Stock May Adversely Impact JDA And Our Common Stockholders Or Have A Material Adverse Effect On JDA
          We have issued shares of Series B Convertible Preferred Stock in connection with the acquisition, the terms of which may have a material adverse effect on our financial condition and results of operations. The Series B Convertible Preferred Stock has a liquidation preference in the amount of $50 million plus accrued and unpaid dividends, if any, which must be paid before common stockholders would receive funds in the event of liquidation, including some changes of control. In addition, we are required to redeem the shares of the Series B Convertible Preferred Stock in certain circumstances, including a change in control. We have also agreed not to issue securities senior to or on a par with the Series B Convertible Preferred Stock while the Series B Convertible Preferred Stock is outstanding, which could materially and adversely affect our ability to raise additional funds.
The Manugistics Product Development Center In India Poses Significant Risks
          In 2005, Manugistics opened its own product development facility in Hyderabad, India. Manugistics had moved a substantial portion of its product development to India. We plan to retain and grow this facility. In addition, we maintain relationships with third parties in India to which we outsource a portion of our product development effort, as well as certain customer implementation and support services. We will likely continue to increase the proportion of our product development work being performed at our facility in India in order to increase product development resources and to take advantage of cost efficiencies associated with India’s lower wage scale. We may not achieve the cost savings and other benefits we anticipate from this program. We may not be able to find sufficient numbers of developers with the necessary skill sets in India to meet our needs. Further, we have a heightened risk exposure to changes in the economic, security and political conditions of India as we invest greater resources in our India facility. Economic and political instability, military actions and other unforeseen occurrences in India could impair our ability to develop and introduce new software applications and functionality in a timely manner, which could put our products at a competitive disadvantage whereby we lose existing customers and fail to attract new customers.
Government Contracts Are Subject To Cost And Other Audits By The Government And Terminations For The Convenience Of The Government. Government Procurement Is Highly Regulated, And Contractors Are Subject To The Risks Of Protests, Claims, Penalties, Fines, Default Termination, And Rescission, Among Other Actions. The Adverse Result Of A Government Audit Or Action Against Any Of Our Contracts With The Government Could Have A Material Adverse Effect On Our Operating Performance And Financial Condition
          Manugistics historically received a significant percentage of its revenue from time to time from contracts with the Federal Government. JDA has not historically received a significant percentage of its revenue from the Federal Government. As a result of the Manugistics acquisition, we anticipate an increase in the number of JDA contracts with the Government. Government contracts entail many unique risks, including, but not limited to, the following: (i) early termination of contracts by the Government; (ii) costly and complex competitive bidding process; (iii) extensive use of subcontractors, whose work may be deficient or not performed in a timely manner; (iv) significant penalties associated with employee misconduct in the highly regulated Government marketplace; (v) changes or delays in Government funding that could negatively impact contracts; and (vi) onerous contractual provisions unique to the Government such as “most favored customer” provisions.
THE FOREGOING FACTORS, INDIVIDUALLY OR IN AGGREGATE, COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS AND CASH FLOWS AND FINANCIAL CONDITION AND COULD MAKE COMPARISON OF HISTORIC OPERATING RESULTS AND CASH FLOWS AND BALANCES DIFFICULT OR NOT MEANINGFUL.

USE OF PROCEEDS
          The proceeds from the sale of the Common Stock offered in this prospectus are solely for the account of the selling shareholders. We will not receive any proceeds from any such sales.
SELLING SHAREHOLDERS
          ~~We are registering~~ On April 23, 2006, we entered into a Preferred Stock Purchase Agreement providing for the issuance of preferred stock of JDA to Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P., the selling shareholders, for an aggregate purchase price of $50 million, which was conditioned upon the consummation of our acquisition of Manugistics (which is referred to as the “Merger”). On the same day we also entered into a Registration Rights Agreement with the selling shareholders under which we agreed to file a registration statement covering the resale of the shares of common stock ~~covered by this prospectus on behalf of the selling shareholders named in the following table. On July 5, 2006, we~~underlying the issued preferred stock after the closing of the Merger. Our obligations under the above agreements were conditioned upon the closing of the Merger, which was conditioned upon, among other things, our obtaining a credit facility from a syndicate of banks in order to finance the Merger, retire certain debts of Manugistics and provide working capital to the combined company post-Merger.
          On July 5, 2005, the Merger was consummated and, in accordance with the terms of the Stock Purchase Agreement between JDA and the selling shareholders, JDA filed a Certificate of Designations to its Certificate of Incorporation authorizing a new class of preferred stock designated as the “Series B Convertible Preferred Stock” and issued 50,000 shares of ~~a newly designated series of preferred stock, the Series B Convertible Preferred Stock, to the selling stockholders for $50 million in cash~~such class to the selling shareholders. This Certificate of Designation was subsequently corrected on October 20, 2006 when we filed a Certificate of Correction to the Certificate of Designation to correct errors in the rights, preferences, privileges and restrictions of the Series B Convertible Preferred Stock which did not reflect the understanding of JDA and Thoma Cressey. Under the Delaware General Corporation Laws such Certificate of Correction was effective as of July 5, 2006.
          This Certificate of Designation, as corrected, sets forth the rights, preferences, privileges and restrictions of the Series B Convertible Preferred Stock, including, but not limited to, the following:
•	Rank: Upon the liquidation, dissolution or winding up of the affairs of JDA, the Series B Convertible Preferred Stock shall rank in preference to JDA’s common stock, JDA’s Series A Preferred Stock, par value $.01 per share and all other classes and series of JDA’s capital stock hereafter created that, by their terms, rank junior to the Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock is and shall be subordinate to and rank junior to all indebtedness of JDA now or hereafter outstanding.

•	Dividends: Whenever the Board of Directors of JDA declares a dividend on the Common Stock, each holder of record of a share of Series B Convertible Preferred Stock on the date set by the Board of Directors to determine the owners of the Common Stock of record entitled to receive such dividend shall be entitled to receive, out of any assets at the time legally available therefore, an amount equal to such dividend declared on one share of Common Stock multiplied by the number of shares of Common Stock into which such share, or such fraction of a share, of Series B Convertible Preferred Stock could be converted on the date such dividend is declared.

•	Voting Rights: The Series B Convertible Preferred Stock votes together with the Common Stock and not as a separate class on an as-converted basis except, as long as 25% of the initial shares of Series B Convertible Preferred Stock remain outstanding, the approval of the holders of a majority of the then outstanding shares of Series B Convertible Preferred Stock will be required for JDA to:
(i)	authorize, issue, sell (or take any similar action) any equity securities of JDA or any of its subsidiaries other than issuances of up to an aggregate of 6,254,418 shares of Common

Stock, upon the exercise of options issued pursuant to JDA’s equity incentive plans, and certain other exempted securities;

(ii)	consummate or permit any of its subsidiaries to consummate certain corporate events, including a merger or consolidation, within three years of the original date of issuance of the Series B Convertible Preferred Stock;

(iii)	liquidate, dissolve or effect a recapitalization or reorganization of JDA;

(iv)	make any material change to JDA’s capital structure;

(v)	make an assignment for the benefit of creditors or admit in writing JDA’s inability to pay its debts generally as they become due; or take any similar action under any bankruptcy or similar law;

(vi)	acquire any material interest or material investment in any company or business or any material joint venture;

(vii)	create or incur any indebtedness for borrowed money, other than intercompany loans;

(viii)	become subject to any agreement or instrument which by its terms would restrict (a) the right of any of its subsidiaries to make loans or advances or pay dividends to, transfer property to, or repay any indebtedness owed to, JDA or any of its subsidiaries or (b) JDA’s right to perform the provisions of its Certificate of Designation creating the Series B Convertible Preferred Stock or JDA’s bylaws;

(ix)	increase the number of authorized shares of any series of preferred stock or alter, change or otherwise affect or impair the rights, preferences or powers or the relative preferences and priorities of the holders of any series of preferred stock;

(x)	make any amendment to the Certificate of Incorporation, the Certificate of Designations creating the Series B Convertible Preferred Stock or JDA’s bylaws (other than as required by law);

(xi)	adopt or amend any anti-takeover protections, other than the adoption or entering into of change of control agreements with officers of JDA on terms substantially similar to the terms of the change of control agreements between the corporation and officers of JDA in effect on the date of the initial issuance of the Series B Convertible Preferred Stock; or

(xii)	commit or agree to do any of the foregoing.
          Notwithstanding the foregoing, no consent or affirmative vote of the holders of the Series B Convertible Preferred Stock shall be required for JDA to (x) enter into any agreement with respect to the initial incurrence of debt under its credit facility used to finance the Merger or any incurrence of revolving credit indebtedness thereunder (including the incurrence of liens), (y) perform any of its obligations thereunder or abide by any of the provisions thereof or (z) repay or prepay any loans, indebtedness or obligations thereunder when due.
•	Liquidation Preference: Upon any liquidation, dissolution or winding up of JDA (whether voluntary or involuntary), each holder of Series B Convertible Preferred Stock shall be entitled to be paid out of cash legally available for distribution to stockholders, before any distribution or payment is made upon any other class or series of JDA capital stock outstanding, an amount in cash equal to $1,000 for each share of the Series B Convertible Preferred Stock held by such holder plus all accrued and unpaid dividends thereon, and the holders of Series B Convertible Preferred Stock shall not be entitled to any further payment.

•	Conversion: At any time and from time to time, the holders of Series B Convertible Preferred Stock may elect to convert all or a portion of such shares into Common Stock at a conversion price of $13.875 per share of Common Stock, subject to certain adjustments for stock splits, combinations, stock dividends, recapitalizations and the like (the “Conversion Price”). Based on the Conversion Price, the Series B Convertible Preferred Stock is convertible into 3,603,603 shares of Common Stock. JDA may also force a conversion of all of the outstanding shares of Series B Convertible Preferred Stock into shares of Common Stock at any time after its Common Stock has closed for 20 consecutive trading days at or above 250% of the Conversion Price.

•	Redemption of Holders: The holders of Series B Convertible Preferred Stock may redeem their Shares at any time on or after the earlier of (i) September 6, 2013, (ii) upon the occurrence of certain corporate events, including a merger, sale of assets, consolidation or change in ownership, and (iii) upon the occurrence of JDA’s noncompliance with certain obligations. Upon such redemption, the holder shall receive for each share of Series B Convertible Preferred Stock $1,000 plus all accrued and unpaid dividends thereon.
          The Certificate of Designations creating the Series B Convertible Preferred Stock is attached as Exhibit 3.1 to JDA’s Form 8-K filed with the SEC on July 6, 2006 and incorporated herein by reference. The Certificate of Correction to such Certificate of Designation is filed as an exhibit to JDA’s Form 10-Q for the third quarter of 2006 filed with the SEC on November ___, 2006 The description of the rights, preferences, privileges and restrictions of the Series B Convertible Preferred Stock herein is not complete and is qualified in its entirety by reference to the full text of the Certificate of Designations creating the Series B Convertible Preferred Stock, as corrected
          Pursuant to the requirement in the documents described above, we are registering the shares of common stock covered by this prospectus on behalf of the selling shareholders as set forth in the following table. The Series B Convertible Preferred Stock is convertible, at any time in whole or in part, into a maximum of 3,603,603 shares of JDA common stock based on an agreed conversion price of $~~13.875.~~13.875 as described above.
          The following table sets forth certain information known to us regarding the ownership of our common stock by the selling stockholders as of July 5, 2006.

			Number of
	Shares Beneficially	Number of	Shares Owned
Name and Address	Owned Before	Shares	After the
of Beneficial Owner	Offering	Offered(1)	Offering(2)
Thoma Cressey Fund VII, L.P.(3) 9200 Sears Tower 233 South Wacker Drive Chicago, Illinois 60606	3,548,180	3,548,180	0

Thoma Cressey Friends Fund VII, L.P.(3) 9200 Sears Tower 233 South Wacker Drive Chicago, Illinois 60606	55,423	55,423	0
          Each of the selling shareholders represented that it acquired the shares for investment and with no present intention of public sale or distribution of such shares. In recognition of the fact that investors, even though purchasing common stock without a view to distribution, may wish to be legally permitted to sell their shares when they deem the sale to be appropriate, we are filing with the Commission this Registration Statement, with respect to the resale of the shares from time to time, and we have agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the shares are no longer required to be registered for the sale by the selling shareholders. The selling shareholders may sell all, some or none of their shares pursuant to this Registration Statement. None of the selling shareholders has had a material relationship with us during the past three years.

(1)	Shares of common stock issuable upon conversion of our Series B Convertible Preferred Stock.

(2)	Assumes that all shares registered pursuant to this Registration Statement are sold. The selling shareholders may sell all, some or none of their shares pursuant to this Registration Statement. The Registration Statement is being filed to register the shares purchased by the selling shareholders. None of the selling shareholders has informed us of their intent to sell their shares.

(3)	TC Partners VII, L.P. is the general partner of Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P. and consequently has voting control and investment discretion over securities held by Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P. TC Partners VII, L.P. disclaims beneficial ownership of the shares held by Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P. Orlando Bravo, a director of JDA since July 5, 2006, is the Managing Director of the general partner of TC Partners VII, L.P. As a result, Mr. Bravo may be considered the beneficial owner of any shares deemed to be beneficially owned by TC Partners VII, L.P. Mr. Bravo disclaims beneficial ownership of these shares.
PLAN OF DISTRIBUTION
     The shares of our common stock covered by this Registration Statement, of which this prospectus is a part, are being offered on behalf of the selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest disposing of shares of our common stock or interests therein received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer. We will not receive any proceeds from the sale of shares of our common stock covered by this Registration Statement, of which this prospectus is a part, or interests therein. The shares of our common stock or interests therein may be sold from time to time by the selling shareholders directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The shares of our common stock may be sold by one or more of, or a combination of, the following methods, to the extent permitted by applicable law:
•	a block trade in which the selling shareholder’s broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	by pledge to secure debts or other obligations;

•	put or call transactions;

•	to cover hedging transactions;

•	underwritten offerings; or

•	any other legally available means.
     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the supplement will disclose:
•	the name of the selling shareholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.
     In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales.
     The selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also sell shares short and redeliver the shares to close out such short positions. The selling shareholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling shareholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.
     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 (the “Securities Act”) in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act.
     The selling shareholders and any broker-dealers, agents or underwriters that participate with the selling shareholders in the distribution of the issued and outstanding shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling shareholders on the resales of the securities may be deemed to be underwriting commissions or discounts under the Securities Act. If the selling shareholders are deemed to be underwriters, the selling shareholders may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934. In addition, the selling shareholders may be subject to the prospectus delivery requirements of the Securities Act, unless an exemption therefrom is available.
     Any shares covered by this Registration Statement, of which this prospectus is a part, that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The shares may only be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     The selling stockholders may pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     We will bear all costs, expenses and fees in connection with the registration of the shares, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts, underwriting commissions and agent commissions. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling shareholders against specified liabilities, including specified liabilities under the Securities Act, and such selling shareholders agreed to indemnify us against certain liabilities, including liabilities under the Securities Act. The selling shareholders may sell all, some or none of the shares offered by this prospectus or interests therein.
MATERIAL CHANGES
     On August 11, 2006, an alleged JDA stockholder filed a derivative complaint in the Superior Court of the State of Arizona for the County of Maricopa (Liu v. smith et al., Case No. CV2006-052423), purportedly on behalf of JDA, against certain current and former members of the Company’s Board of Directors and against certain of the Company’s current and former officers. The complaint alleges, among other things, that defendants breached their fiduciary duties between 1996 and 2000 and again in 2002 by authorizing or failing to halt the backdating of certain stock options. The only basis for these allegations pled in the complaint is the pattern of JDA’s stock prices 10 days before and 10 days after the date of the stock option grants that are challenged in the complaint. The complaint also alleges that the officer defendants were unjustly enriched by their receipt and retention of backdated stock option grants and that the Company issued false and misleading Form 10Ks for the fiscal years 1997 thru 2003. The Company is defending this case and intends to request its dismissal.
LEGAL MATTERS
     The validity of the shares is being passed upon by DLA Piper Rudnick Gray Cary US LLP.
EXPERTS
     The consolidated financial statements, the related financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from JDA’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
     The consolidated financial statements and the related financial statement schedules of Manugistics Group, Inc. incorporated in the prospectus by reference to JDA’s Form 8K/A filed with the SEC on September 18, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
INCORPORATION BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents are incorporated by reference into this prospectus:.
(1)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 as filed with the SEC on May 10, 2006.

(2)	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 as filed with the SEC on August 9, 2006.

(3)	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 as filed with the SEC on November ___, 2006.

(4)	~~(3)~~ Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 as filed with the SEC on March 16, 2006.

(5)	~~(4)~~ The description of our common stock contained in our registration statement on Form 8-A filed under Section 12(g) of the Securities Exchange Act of 1934.

(6)	~~(5)~~ Our Current Reports filed with the SEC on Form 8-K/A on April 27, 2006 (including exhibits), on Form 8-K on July 6, 2006 (including exhibits), and on Form 8-K/A on September 18, 2006 (including exhibits)
     We also incorporate by reference into this prospectus all documents filed by us with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial Registration Statement and prior to effectiveness of the Registration Statement, and all documents filed by us with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus but prior to the termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.
     Any statement contained in a document that is incorporated by reference is modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded is not deemed a part of this prospectus, except as so modified or superseded.
     We will provide, without charge, to each person to whom this prospectus is delivered, upon oral or written request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Written or telephone requests should be directed to our Corporate Secretary at JDA Software Group, Inc., 14400 N. 87th Street, Scottsdale, Arizona 85260-3649, telephone number (480) 308-3000.
     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other that the date on the front of those documents.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our common stock is traded on The NASDAQ National Market. Reports and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. Such reports and other information may also be inspected without charge at a Web site maintained by the SEC. The address of the site is http:\\www.sec.gov.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
          Other expenses in connection with the registration of the common stock hereunder will be substantially as follows:

Company
Item	Expense
SEC registration fee	$5,955
Printing and engraving expenses*	$2,500
Legal fees and expenses*	$45,000
Accounting fees and expenses*	$10,000
Miscellaneous*	$2,500

Total	$65,955

*	Estimated for purposes of this filing.
Item 15. Indemnification of Directors and Officers.
     Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.
     Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.
     Article Ten of our Third Restated Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law as the same exists or as it may hereafter be amended, none of our directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.
     Article Eight of our Bylaws further provides that we shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of our directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of us.
     We have entered into indemnification agreements with our directors and executive officers.

Item 16. Exhibits.

Exhibit
Number	Description of Document
5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP.

23.1	Consent of Independent Registered Public Accounting Firm — Deloitte & Touche LLP.

23.2	Consent of DLA Piper Rudnick Gray Cary US LLP (Included in Exhibit 5.1).

23.3	Consent of Independent Registered Public Accounting Firm — Deloitte & Touche LLP.

24.1	Power of Attorney (included in the Signature Page contained in Part II of the Registration Statement).
~~Item 17. Undertakings~~
Item 17. Undertakings
     A. The undersigned Registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
               (i) To include any prospectus required by section 10(a)(3) of the Securities Act;
               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;
               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.
          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the

Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     C. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
     D. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
     ~~E. The undersigned Registrant hereby undertakes that:~~
     E. ~~(1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.~~ The undersigned Registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
          (1) If the registrant is relying on Rule 430B:
                (i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
               (ii) ~~(2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus~~Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities ~~offered therein~~in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

           (2) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Scottsdale, State of Arizona, on ~~September 19,~~November ___, 2006.

JDA Software Group, Inc.

By:	~~/s/ Hamish N. Brewer~~

Hamish N. Brewer Chief Executive Officer and President (Principal Executive Officer)
~~POWER OF ATTORNEY~~
     ~~KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hamish N. Brewer, Kristen L. Magnuson and G. Michael Bridge, Senior Vice President and General Counsel, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.~~
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement ~~and Power of Attorney~~ has been signed below by the following persons on behalf of the Registrant and in the capacities ~~and on the dates~~ indicated~~:~~ on November ___, 2006.

Signature	Title(s)	Date

~~/s/ James D. Armstrong~~	Chairman of the Board	~~September 19, 2006~~November ___

James D. Armstrong

~~/s/ Hamish N. Brewer~~	Chief Executive Officer and President (Principal Executive Officer)	~~September 19, 2006~~ November ___

Hamish N. Brewer

~~/s/ Kristen L. Magnuson~~	Executive Vice President and Chief Financial Officer (Chief Financial and Accounting Officer)	~~September 19, 2006~~November ___

Kristen L. Magnuson

~~/s/ Orlando Bravo~~ 	Director	~~September 19, 2006~~ November ___

Orlando Bravo

~~/s/ J. Michael Gullard~~	Director	~~September 19, 2006~~ November ___

J. Michael Gullard

Signature	Title(s)	Date

~~/s/ Douglas G. Marlin~~	Director	~~September 19, 2006~~November ___

Douglas G. Marlin

~~/s/ Jock Patton~~	Director	~~September 19, 2006~~November ___

Jock Patton

INDEX TO EXHIBITS

Exhibit
Number	Description of Document
5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP.

23.1	Consent of Independent Registered Public Accounting Firm — Deloitte & Touche LLP.

23.2	Consent of DLA Piper Rudnick Gray Cary US LLP (Included in Exhibit 5.1).

23.3	Consent of Independent Registered Public Accounting Firm — Deloitte & Touche LLP.

24.1 (1)	Power of Attorney (included in the Signature Page contained in Part II of the Registration Statement).
(1) Previously filed.

EXHIBIT 5.1
[DLA PIPER US LLP LETTERHEAD]
~~September 18,~~November ___, 2006
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: JDA Software Group, Inc. on Form S-3
Ladies and Gentlemen:
As legal counsel for JDA Software Group, Inc., a Delaware corporation (the “Company”), we are rendering this opinion in connection with Amendment No. 1 to the registration on Form S-3 (the “Registration Statement”) under the Securities Act of 1933, as amended, of up to 3,603,603 shares of Company’s $0.01 par value common stock issuable by the Company upon the conversion of the Series B Preferred Stock issued by the Company to the selling stockholders named in the Registration Statement on July 5, 2006 (the “Shares”), to be sold by the selling stockholders named in the Registration Statement.
We have examined such instruments, documents and records which we deemed relevant and necessary for the basis of our opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. We are admitted to practice only in the State of Texas, and we express no opinion concerning any law other than the law of the State of Texas, the corporation laws of the State of Delaware and the federal law of the Unites States. As to matters of Delaware corporation law, we have based our opinion solely upon our examination of such laws and the rules and regulations of the authorities administering such laws, all as reported in standard, unofficial compilations. We have not obtained opinions of counsel licensed to practice in jurisdictions other than the State of Texas.
With respect to our opinion below that the Shares have been duly authorized, we have relied solely upon our examination of the authorized shares provision of the Company’s Certificate of Incorporation, as amended to the date hereof and as certified to be complete and true by the Secretary of the Company. With respect to our opinion that the Shares will be validly issued, we have assumed that such shares will be evidenced by appropriate certificates, duly executed and delivered.
Based on such examination, we are of the opinion that the Shares being registered pursuant to the Registration Statement are duly authorized shares of the Company’s common stock that will be, if and when issued upon conversion of the Company’s Series B Preferred Stock in accordance with the terms of the Company’s Certificate of Incorporation, as amended, validly issued, fully paid and nonassessable.
We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus included in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.
This opinion is to be used only in connection with the sale of the Shares by the selling stockholders and the issuance of the Shares while the Registration Statement is in effect.
Respectfully submitted,
DLA PIPER US LLP

EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form S-3 of our reports dated March 15, 2006, relating to the financial statements of JDA Software Group, Inc. and subsidiaries and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of JDA Software Group, Inc. for the year ended December 31, 2005 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
Phoenix, Arizona
~~September 18,~~ November ___, 2006

EXHIBIT 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form S-3 of our report dated May 14, 2006, relating to the financial statements of Manugistics Group, Inc. and subsidiaries, appearing in the Current Report on Form 8-K/A of JDA Software Group, Inc. filed on September 18, 2006 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
Phoenix, Arizona
~~September 18,~~ November ___, 2006